SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2007

Dated: August 10, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 10, 2007, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended June 30, 2007 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the Company’s filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1.	Results of Operations – Second Quarter

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earnings (Loss) Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities. EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

The following table shows the calculation of EBITDA:

In US dollars	Q2/07	YTD/07	Q2/06	YTD/06
YSC
Earnings (loss)	81,049	(159,443)	(220,734)	(360,665)

Interest Exp	18,031	70,192	50,438	98,668
Tax	-	-	-	-
Depreciation & amortization	141,258	289,224	165,342	389,689

EBITDA	240,338	199,973	(4,954)	127,692

Spur Consolidated
Earnings (loss)	(910,020)	(1,286,560)	(818,156)	(1,057,619)

Interest Exp	18,040	70,201	50,438	98,668
Tax	-	-	-	-
Depreciation & amortization	139,107	296,870	168,335	395,701

EBITDA	(752,873)	(919,489)	(599,383)	(563,250)

Yichang Spur Chemicals (YSC)

YSC production for the second quarter of 2007 was up 4.9 % from the corresponding quarter in 2006 partly due to the resolution of the electrical interruptions experienced in Q1 2007. Sales volume was up 41.5% to 6,837 metric tonnes (“mt”) while sales revenues were up 54.6% to $1,577,000 as compared to the results in the second quarter of 2006. The gross profit was $90,000 as compared with a gross loss of $151,000 in the second quarter of 2006 due to a provision for the devaluation of inventory of $123,298 in 2006 while there was a credit for excess provision of $74,772 in 2007. EBITDA was $240,000 in the three months ended June 30, 2007 compared to ($5,000) in the same period in 2006.

The following table illustrates the quarterly operational results at YSC.

	Q1/2007	Q2/2007	YTD/2007	Q1/2006	Q2/2006	Q3/2006	Q4/2006	Total 2006	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
Production Volume (mt)	11,125	6,911	18,036	13,810	6,586	7,294	9,883	37,572	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	14,136	6,837	20,972	12,557	4,833	6,583	10,721	34,695	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	3,157,193	1,576,992	4,734,185	2,820,850	1,020,136	1,474,175	2,381,878	7,697,039	1,725,674	2,099,865	1,736,150	1,241,160	6,802,849
Cost of product ($)	3,029,999	1,486,951	4,516,950	2,624,090	1,171,584	1,476,988	2,249,996	7,522,658	1,442,625	2,049,960	1,659,556	1,582,328	6,734,470
Total Gross Profit ($)	127,194	90,041	217,235	196,760	(151,448)	(2,813)	131,882	174,381	283,049	49,905	76,593	(341,168)	68,379
Selling price/mt ($)	223	231	226	225	211	224	222	222	236	226	233	216	228
Cost of Product/mt ($)	214	217	215	209	242	224	210	217	198	220	222	276	226
EBITDA - YSC ($)	(40,365)	240,338	199,973	132,646	(4,954)	(196,491)	(4,837,554)	(4,906,353)	196,468	(67,561)	13,436	(322,433)	(180,090)

The latter part of the first quarter and the second quarter are the peak times for fertilizer sales in the northern hemisphere and weather related events and crop future pricing may cause delays in farmers’ planting intentions until the second quarter. The first half results are usually the more meaningful measure of a fertilizer company’s spring results. The average sales price for the second quarter of 2007 was up by $20/mt as compared to the same quarter in 2006.

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from its joint venture partner, YPCC, to the YMC Joint Venture Company which is controlled by the Company.

The first approval stage was completed in late December 2006 when Yiling District (Dianziping mine site) and Xinshang County (Shukongping mine site) officially approved the transfer to the Yichang City level. Yichang City completed its own due diligence on the transfer in the 1st quarter of 2007 and is in a position to recommend the transfer to Hubei Province Land and Resources (L&R). Under today’s regulations in China, Hubei L&R has the legal right to make the final decision on the transfer but the transfer might also require subsequent review in Beijing.

The key to Yichang City recommending the Mining License Transfer to Hubei Province Land and Resources is now the formal renewal of the YMC Business License.

Hubei Administration for Industry and Commerce (AIC) granted a third extension of YMC’s Business License to July 31, 2007 to ensure time for Hubei Province to convene a “harmonizing” meeting between various provincial government departments and Hubei AIC.

This meeting was held on July 12, 2007 chaired by Hubei Province’s Vice Secretary General Zhang Dahua and attended by Yichang Vice Mayor Hu, YPCC President Qin, the Hubei Bureau of Commerce, Hubei AIC and Hubei Provincial Law Office.

All participants expressed their strong support for the Sino-Canadian Integrated Phosphate Project.

However, since the Central Ministry of Commerce (“MofCom”) had been involved in the previous two Business License extensions, the decision was taken to have MofCom again review this application and Hubei AIC has again extended the YMC Business License while MofCom completes its review.

YMC will continue to operate while MofCom reviews the recommendations of Hubei AIC.

The Company's Consolidated Results

EBITDA was a loss of $753,000 in the three months ended June 30, 2007 compared to a loss of $599,000 in the same period in 2006.

Total general and administrative expenses decreased to $916,000 in the quarter ended June 30, 2007 from $952,000 in the same period of 2006. The decrease was mainly attributable to: the decrease in depreciation and amortization of $22,000 from 2006 because the asset base for depreciation is lower than in 2006 after the impairment of assets at the end of 2006; a reduction in interest of $32,000 as the Company is paying off its loan; a reduction of office and miscellaneous expense by $25,000 as the Company tries to maintain its expenses at a low level; a decrease in professional fees mainly in SOX compliance of $67,000; and a reduction of travel, advertising and promotion of $40,000 as the Company watches its travelling expenses. The decrease was partially offset by an increase in consulting fees of $52,000 including additional consulting fees of $49,711 paid to Raymond James on the Company’s strategy, an increase in selling expenses of $51,000 as more efforts are made to increase sales, and an increase in wages and benefits of $40,000 as the Company hired additional officers in China. Interest income increased to $248,000 in the second quarter of 2007 compared to $244,000 in the second quarter of 2006, reflecting the Company’s strong cash position.

Accounts Receivables decreased to $855,000 at the end of the quarter from $1,247,000 at the end of 2006 reflecting an increased effort to collect from customers. The inventory balance decreased to $2,147,000 at the end of the second quarter from $2,429,000 at the end of 2006 due to the increase in sales and the reduction in production because of the electrical interruptions in Q1 2007. Customer deposits decreased to $122,000 from $683,000 at the end of 2006 as products were delivered to customers. Bank loans decreased to $512,000 at the end of June 2007 from $1,271,000 at the end of 2006 due to the monthly payments to the ICBC bank.

Foreign Exchange Gain / Loss

The unrealized foreign exchange loss was $335,000 for the three months ended June 30, 2007, compared to a loss of $42,000 in the three months ended June 30, 2006. The unrealized foreign exchange loss was mainly a result of the strength of CAD against RMB in the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The Company conducts business in China, with most costs and revenues in Chinese Renminbi. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guaranteed Investment Certificate (GIC) accounts ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rate relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities, therefore the Company is exposed to future fluctuations in the three currencies.

2.	Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,
	2007	2007	2006	2006	2006	2006	2005	2005

Total revenues	1,576,992	3,157,193	2,381,878	1,474,175	1,020,136	2,820,850	1,241,160	1,736,150
Net income (loss)	(910,020)	(376,540)	(4,764,608)	(647,577)	(818,156)	(239,463)	(711,477)	(1,098,682)

Earnings (loss) per	(0.02)	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)
share
Diluted earnings (loss)	(0.02)	(0.01)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)
per share

3.	Liquidity and Capital Resources

As of June 30, 2007, the Company had a total of $25.3 million (down from $26.1 million at the end of the first quarter) in capital resources, made up of cash and cash equivalents of $4.3 million, restricted cash of $0.1 million and short-term investments of $20.9 million. The Company currently intends to use these funds for the expansion of its NPK facilities and for mining development in China.

Other than a small amount held in Vancouver, the cash and cash equivalents of $4.3 million were held in China of which $3.5 million was deposited in Canadian dollars and $0.8 million was operating working capital in Chinese Renminbi. The restricted cash of $0.1 million was deposited to a bank in China in support of notes payable to suppliers. The short-term investments of $20.9 million included US Treasury Bills of $10.3 million, and US$ term deposits of $10.6 million having more than 90 days maturity periods with two major Canadian financial institutions. The Company believes it has sufficient funds to meet its financial needs for the next 12 months.

The terms of the original YMC Joint Venture agreement provide that the Company contribute total registered capital of $128 million within the 72 months of the establishment of YMC, which was registered in November 2003. However, subsequently three Supplemental Agreements were subsequently signed by Spur BVI and YPCC and approved by Yichang City and Hubei Province to reduce the required Registered Capital to RMB 269 million ($35 million). These staged contributions are on hold until the Supplementary Agreements have been approved by Central NDRC and the Ministry of Commerce in Beijing. The Company has thus only made a total contribution of $17.9 million as of the date of this report.

The Company did not have any off-balance sheet arrangements as of the end of the second quarter of 2007.

4.	Transactions with Related Parties

Directors and officers

During the three-month period ended June 30, 2007, the Company paid consulting fees of $35,785 (2006: $36,300) to two companies controlled by one officer and an associate of a director (2006: 2 companies).

During the six-month period ended June 30, 2007, the Company paid consulting fees of $69,198 (2006: $70,903) to two companies controlled by one officer and an associate of a director (2006: 2 companies).

5.	Outstanding Share Data

As of August 10, 2007, the Company had the following shares, and options outstanding:

	Number	Exercise Price	Expiry Date
		(CAD)
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	0.60	6-May-08
Stock Options	435,000	1.20	19-Jun-08
Stock Options	1,250,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Stock Options	625,000	1.03	4-Jul-11
Stock Options	350,000	0.64	2-Jan-12
Stock Options	50,000	0.55	4-Apr-12
Stock Options	200,000	0.63	27-Jun-12
TOTAL	64,450,520

On January 3, 2007, the Company granted options to an officer to purchase 200,000 common shares of the Company, a new employee to purchase 100,000 common shares of the Company, and an employee to purchase 50,000 common shares of the Company at the exercise price of C$0.64 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$101,500 of which C$15,507 (US$14,363) was charged to stock based compensation during the three months ended June 30, 2007 and C$31,014 (US$27,648) was charged during the six-month period ended June 30, 2007.

On April 4, 2007, the Company granted options to an employee to purchase 30,000 common shares of the company, and an employee to purchase 20,000 common shares of the Company at the exercise price of C$0.55 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$14,000 of which C$2,139 (US$1,981) was charged to stock based compensation during the three months ended June 30, 2007.

On June 27, 2007, the Company granted options to a director to purchase 200,000 common shares of the company at the exercise price of C$0.63 per share. The options become vested over a three-year period with one-third of the options vesting one year after the date of grant, one-third two years after the date of grant, and the remaining one-third three years after the date of grant. The fair value of the grant was C$66,000 none of which was charged to stock based compensation during the three months ended June 30, 2007.

On July 28, 2007, 8,571,429 of the Company’s warrants had expired.

6.	Tianren Acquisition

On June 29, 2005, the Company entered into an agreement (the “Agreement”) to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

In accordance with the terms of the Agreement, assets to be acquired included:

1. A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK plant in Xinjiang Uygur Autonomous Region.

2. A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3. An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4. A 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company agreed to acquire these assets in consideration for the issue to Tianren of 15.5 million shares of the Company, such shares to be subject to an escrow period of 24 months and the restriction of voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company to be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

The Chinese government implemented new regulations for share for share purchases in September of 2006 which clarified the process but required Spur and Tianren to commence a new application procedure.

Formal applications have now been approved by the Qinhuangdao City and Hebei Province Ministry of Commerce for Tianding and TACF and by Yichang City and Hubei Province for Tianlong and all are currently being reviewed by Central Ministry of Commerce.

By way of an amending agreement dated December 20, 2006, the parties agreed that Xinjiang and its 100,000 mt NPK plant in northwest China would no longer be part of the transaction and that the share allocation to Tianren would be reduced from 15.5 M to 13.3M shares. New government policies in Xinjiang Uygur Autonomous Region dictating a switch from natural gas to coal to produce nitrogen for the NPK plant made this entity no longer economically attractive to Spur.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for TAFC because it has distribution and sales rights in China.

To accommodate the additional time required for these Chinese approvals the merger deadline has been extended until September 30, 2007.

Approvals by the central Ministry of Commerce are anticipated to be completed in the near future.

Spur will be entitled to earnings (losses) for the three Tianren companies from June 1, 2006 until the merger is finally approved. However, because of a significant down turn in the commodity fertilizer cycle in China, 2006 and 2007 earnings will be less than 50% compared to 2005 when the merger process began. These lower earnings are a disappointment to Spur and are being reviewed in the context of the original perceived value of the merger.

7.	Outlook

Spur firmly believes that only those firms that control their own raw materials, have production facilities with economies of scale and can deliver their products effectively to the market, will be successful in China. Because of these first two criteria Spur is focusing on the YMC Project and the latter criterion is the reason for the pending merger with Tianren.

Spur is exploring new territory accessing a natural resource in China and seeking approval for a share for share purchase under new Chinese guidelines.

The clock started ticking for the mining licence transfer in the second quarter of 2005 after the two mining licenses had been formally issued and Spur made its first Registered Capital contribution. It has been two years since the mining license transfer process was initiated, and this is not a long time for the transfer of a natural resource anywhere in the world and certainly not in China.

The key drivers for the YMC Project remain the continued growth of the 12 million mt/yr Nitrogen, Phosphorus and Potassium fertilizer (“NPK”) market in China. NPK demand has been growing at approximately 10% each year but still represents only 20% of the compound fertilizers sold in China. The Chinese government wants this to increase to 50% by 2010 to ensure a 25% increase in crop production to feed China’s growing population. In 2006 China imported 1.95 million mt of NPK’s at an average price 15% higher than domestic NPK product so there is another growth opportunity through import substitution.

Both the trend towards higher quality and analysis fertilizers and the import substitution opportunity are viewed as strong justification for Spur continuing its work at both YSC and YMC.

In addition, global fertilizer markets had a very strong showing in 2006 with today’s Diammonium Phosphate fertilizer (“DAP”) prices up from 35% (fob Morocco) to 60% (fob Tampa) and urea up approximately 45% year over year. Because of these strong international prices Chinese DAP producers are exporting more DAP which is resulting in stronger NPK demand in China in 2007.

The focus of Spur’s strategy remains the Yichang Integrated Phosphate Project of YMC. That means Spur will be fully integrated from mining through flexible manufacturing to the market place. Flexible manufacturing means that Spur may produce Monoammonium Phosphate fertilizer (“MAP”) rather than NPK’s because MAP can be sold directly to other NPK producers or exported to SE Asia. MAP represents 90% of the phosphate source for NPK production.

YSC continues to experience significant increases in raw material prices. High prices for KCL (Muriate of Potash) resulting from Canadian and FSU price increases coupled with doubling in prices of sulphuric acid due to rail strikes in western Canada, have resulted in Spur operating YSC in block production, i.e. two weeks at full production and two weeks shut down.

While Spur continues to work on the YMC Project, we are also advancing our vision to be “The Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer.” In January, David Zeng joined Spur to lead our drive to supply specialty plant nutrient products as Spur develops its “bundling” concepts and drives down the value chain.

Spur is continuing its transition from being a mining company to being fully integrated from mining through production into the market place, with an emphasis on being a market driven and customer focused company.

8.	Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

9.	Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies, and there is no guarantee the Company will be granted all required licences and permits.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports. Spur assumes that raw material prices in China will eventually be set based on import parity.

Additional risk factors can be found in the Company’s Form 20-F, filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.